

August 6, 2015

Mr. Pehong Chen
Chief Executive Officer
Broadvision, Inc.
1700 Seaport Boulevard, Suite 210
Redwood City, CA 94063

      Re: **Broadvision, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             File No. 1-34205

Dear Mr. Chen:

      We have reviewed your July 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 9. Related Party Transactions, page 37

1.   We note your response to comment 2 referencing your use of the Hypothetical Liquidation at Book Value ("HLBV") method in accounting for the non-controlling interest in BVD, LLC held by CHRM, LLC. Generally speaking, the HBLV is not considered appropriate when the conventional equity method can be applied. Therefore, further explain the profit sharing provisions in the BVD Operating Agreement that form the basis for which the company has concluded that the HBLV method is appropriate. At a minimum, tell us and revise the proposed disclosures included in response to both comment 1 and 2 to further address the rights and priorities of these Class B shares, including the key provisions of the operating agreement that govern how the assets of

BVD are distributed to investors which form the basis for their application of the HLBV method.

2.   In addition, further explain your statement in response to comment 1, that your CEO's share of any eventual distributions in which he may be entitled to share are likely to be significantly smaller than they would have been prior to the additional investments the company has made in BVD since 2008.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services